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                            April 10, 2024

       Au Ho (Arthur) Chi
       Chief Financial Officer
       Wellchange Holdings Co Ltd
       Unit E, 11/F, Billion Plaza 2, 10 Cheung Yue Street
       Cheung ShaWan, Kowloon, Hong Kong

                                                        Re: Wellchange Holdings
Co Ltd
                                                            Amendment No 1 to
Registration Statement on Form F-1
                                                            Filed March 27,
2024
                                                            File No: 333-276946

       Dear Au Ho (Arthur) Chi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1/A filed March 27, 2024

       Dilution, page 68

   1. Please complete the disclosure under Dilution and provide any missing information elsewhere in your
filing like under Use of Proceeds in a pre-effective amendment to your
                                                        Form F-1.
       Financial Statements, page F-1

   2. Please provide audited financial statements for the year ended December 31, 2023 in an amended filing.
 Au Ho (Arthur) Chi
FirstName
WellchangeLastNameAu
             Holdings CoHo
                        Ltd(Arthur) Chi
Comapany
April       NameWellchange Holdings Co Ltd
       10, 2024
April 210, 2024 Page 2
Page
FirstName LastName
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Yarona L. Yieh